
10011566




Valpey Fisher Corporation

# 2009 Annual Report

## Five Year Financial Summary

| Years Ended December 31, | 2009 (1) | 2008 (1) | 2007 (1) | 2006(1) | 2005 |
|---|---|---|---|---|---|
| | | | (in thousands, except per share data) | | |
| Continuing operations: | | | | | |
| Net sales | $10,378 | $13,021 | $13,419 | $11,782 | $11,427 |
| Gross profit | 3,452 | 5,061 | 5,441 | 4,469 | 3,814 |
| Earnings (loss) before income taxes | (300) | 1,328 | 1,712 | 778 | 499 |
| Income tax (expense) benefit | 87 | (592) | (521) | 71 | (195) |
| Earnings (loss) | (213) | 736 | 1,191 | 849 | 304 |
| Discontinued operations- net of income tax benefit | — | — | — | (180) | (60) |
| Net earnings (loss) | $ (213) | $ 736 | $ 1,191 | $ 669 | $ 244 |
| Basic earnings (loss) per share: | | | | | |
| Continuing operations | $ (.05) | $ .17 | $ .28 | $ .20 | $ .07 |
| Discontinued operations | — | — | — | (.04) | (.01) |
| | $ (.05) | $ .17 | $ .28 | $ .16 | $ .06 |
| Diluted earnings (loss) per share: | | | | | |
| Continuing operations | $ (.05) | $ .17 | $ .27 | $ .20 | $ .07 |
| Discontinued operations | — | — | — | (.04) | (.01) |
| | $ (.05) | $ .17 | $ .27 | $ .16 | $ .06 |
| Cash dividends per share | $ — | $ 1.50 | $ — | $ — | $ — |
| Total assets, end of year | $ 9,549 | $10,086 | $15,950 | $14,529 | $13,617 |
| Long-term debt, end of year | $ — | $ — | $ — | $ — | $ — |

(1) Effective January 1, 2006, we changed our method of accounting for stock-based compensation to conform to Financial Accounting Standards Board Accounting Standards Codification 717-10, formerly Statement of Financial Accounting Standards No. 123R "Share-Based Payment".

**CORPORATE PROFILE**

Valpey Fisher Corporation (NASDAQ:VPF) is a world-leading technology company specializing in low-noise timing solutions. From discrete high-precision crystal oscillators to highly integrated, low- noise timing modules, we offer our customers a broad array of frequency control products to meet their precision timing needs. Valpey Fisher's products provide the essential timing signals needed in advance applications including cellular base stations, broadband datacom infrastructure, avionics instrumentation, homeland security equipment, and military defense systems.

Valpey Fisher's unique value to its customers is its ability to provide innovative frequency control design technology, characterized by extremely low-phase noise, jitter, and power consumption coupled with high-frequency, high-reliability, and small size. Since 1931, Valpey Fisher has cultivated longstanding and trusting relationships with many of the world's major original equipment manufacturers (OEMs) as well as small and emerging businesses throughout the industry.


Valpey Fisher Corporation

March 25, 2010

To Our Stockholders:

The global economic recession made 2009 a challenging year not only for Valpey Fisher but also for our customers and competitors. While we focused on cost control we did make strategic investments in new product development for our current businesses as well as invest in the creation of a new microwave component product line. Our timing module business continues to "gain traction" as we received several reference design wins from leading semiconductor companies in addition to several design wins from major telecommunications original equipment manufacturers. We expect demand for all of these products to continue to grow as the need for more bandwidth in the communications network market expands.

We did have a decrease in most of our financial metrics compared to 2008. Our sales decreased by $2,643,000 or 20% from 2008 and was spread fairly evenly over most of our product lines. The reduced sales did adversely affect both our gross profit amount and gross profit percentage which was 33% compared to 39% in 2008. During 2009 we continued to invest in our business maintaining our research and development expenses at 2008 levels as we remain committed to continue to develop new products required by our customers' future products. We did report an operating loss of $332,000 in 2009 versus an operating profit of $1,136,000 in 2008. This year's loss includes a 3rd quarter expense of $265,000 relating to a retirement agreement and general release with the former Chief Executive Officer of the Company.

In August of 2009 we created a Microwave Product Group which will focus on the marketing and development of leading edge microwave components and modules. The company began making investments in this product area in the 4th quarter. We believe this product addition will allow Valpey Fisher to not only extend its reach within existing customers but also open up access to new markets.

On October 31, 2009, Michael Ferrantino Sr. retired from the company after serving seven years as President and Chief Executive Officer. Under his leadership the company saw a dramatic improvement in gross margins and strengthening of the balance sheet while increasing investment in research and development allowing for an expansion of our product offering. The Board of Directors appointed Michael Ferrantino Jr. as President and Chief Executive Officer effective November 1, 2009 as part of a planned succession.

With improved new orders in the last quarter of 2009, our scheduled backlog going into 2010 was over $2 million – the highest level since October of 2008. In addition our sampling activity during 2009 was up greater than 50% over the previous year. Our sales force is working to grow our market share within our current customer base, while at the same time seeking to add new strategic accounts. While an increase in capital spending for the telecommunications infrastructure market remains extremely difficult to predict, we have a number of new product designs available to meet the communications needs for the next generation products. We, therefore, believe even if telecommunications spending remains flat, we are well positioned to achieve sales growth in 2010 and beyond.

We appreciate the hard work of our dedicated employees and our team remains dedicated to profitably grow Valpey Fisher.



Michael Ferrantino, Jr.
President and Chief Executive Officer



Ted Valpey, Jr.
Chairman

## Management's Discussion and Analysis of Financial Condition and Results of Operations

### Forward Looking Statements

This Annual Report contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Words such as "expects", "believes", "estimates", "plans" or similar expressions are intended to identify such forward-looking statements. The forward-looking statements are based on our current views and assumptions and involve risks and uncertainties that include, but not limited to:

- our results for 2010 may be negatively impacted by the current global economic conditions and uncertainties,
- our ability to develop, market and manufacture new innovative products competitively,
- the fluctuations in product demand of the telecommunications industry,
- our ability, including that of our suppliers to produce and deliver materials and products competitively,
- a significant portion of our revenues is derived from sales to a few customers and the loss of one or more of our significant customers could have an adverse impact on our operating results and financial condition,
- a significant portion of our revenue is derived from products manufactured by one supplier and a significant change in the supplier's manufacturing capability or in our relationship with this supplier could have an adverse impact on our operating results and financial condition,
- our operating results and financial condition could be negatively affected if after receiving design wins from OEMs, which in turn outsource the manufacture of their products to electronics manufacturing services ("EMS") companies, we fail to negotiate terms and successfully obtain orders from the EMS companies directly, and
- compliance with changing corporate governance and public disclosure regulations may result in additional expenses.

### Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Management believes that judgments and estimates related to the following critical accounting policies could materially affect its consolidated financial statements.

Accounts receivable—We perform on-going credit evaluations of our customers and assess the collectability of our accounts receivable based on a number of factors including the customer's financial condition and collection history, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

Inventory—We estimate the carrying value of our inventory based upon historic usage and management's assumptions relating to projected customer purchases, product design changes and product obsolescence. The changing technology markets that we supply also affect these estimates. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Income Taxes—We have recorded deferred tax assets and liabilities resulting from differing treatment of items for tax and financial statement reporting purposes. We must estimate our income tax valuation allowance by assessing which deferred tax assets are more likely than not to be recovered in the future. Based on our assessment of the realization of these assets, we do not have a valuation allowance at December 31, 2009. In reaching our conclusion, we evaluated the existence of deferred tax liabilities that can be used to absorb deferred tax assets, taxable income in prior carryback years and taxable income by jurisdiction in which we operate and the period over which the deferred tax assets would be recoverable. In the event that actual results differ from these estimates in future periods, we may need to establish an additional valuation allowance or reduce the valuation allowance, which could materially impact our financial position and results of operations.

**Financial Condition and Liquidity**

Cash and cash equivalents amounted to $4,053,000 at December 31, 2009, a decrease of $462,300 from the December 31, 2008 level as our operations used cash of $93,600 and our investing activities used cash of $368,700.

Cash used in operations of $93,600 resulted from the net loss of $213,500 and a net cash outflow of $461,400 from changes in our operating assets and liabilities partially offset by the net positive adjustments of $581,300 for the non-cash effects of depreciation and provisions for inventory, deferred income taxes and stock compensation. The net cash outflow from changes in our operating assets and liabilities were mainly due to a $749,700 reduction in accrued liabilities offset in part by an $82,200 decrease in net inventory and a $342,900 increase in accounts payable. The main items accounting for the net decrease in accrued liabilities were payments of $280,000 under the 2008 key employee bonus plan, $148,100 for environmental liabilities of our discontinued operation, $87,000 for federal income taxes and a reduction in accrued compensation of $157,100. The inventory decrease results from orders being filled from existing inventory and continued control over inventory purchases and levels required to support the current level of shipments and backlog to meet customer delivery requirements. The increase in accounts payable is primarily due to the timing of inventory and equipment purchases.

Capital expenditures amounted to $356,300 in 2009. Our budget for 2010 capital expenditures is approximately $940,000 and is geared toward new production and test equipment capabilities in connection with the introduction of new products and enhancements to existing products.

We believe that based on our current working capital and the expected cash flows from operations, our resources are sufficient to meet our financial needs and to fund our capital expenditures for the projected levels of business in 2010.

**Results of Operations – 2009 versus 2008**

Our net sales decreased $2,643,000 (20%) from 2008. Most product lines experienced sales decreases resulting primarily from a reduction in the overall number of units sold. The sales reduction was mainly caused by both lower backlog levels at the beginning of 2009 compared to 2008 and lower bookings in 2009 compared to 2008. The order backlog at the beginning of the 2009 was $468,000 (22%) lower than at the beginning of 2008 and bookings for 2009 were $1,809,000 (14%) lower than in 2008. Our backlog at December 31, 2009 amounted to $2,023,000 versus $1,666,000 at December 31, 2008. The decreases in bookings and the corresponding sales amounts are mainly due to the continuing general economic slowdown that began in the 4th quarter of 2008 and has negatively impacted the demand for our products.

Our gross profit in 2009 decreased $1,608,000 from the 2008 amount and as a percentage of sales was 33% compared to 39% in 2008. The main factors contributing equally to the gross profit percentage decrease were the unfavorable effect of spreading the fixed overhead costs over the lower sales volume and increased raw material costs that were mainly due to changes in the product mix of sales.

Selling and advertising expenses decreased $41,000 (3%) from 2008 primarily as a result of reductions of $88,000 in commission expense to outside sales representatives and $23,000 in advertising expense partially offset by increases of $41,000 in travel expenses and $25,000 in employee compensation and benefits.

General and administrative expenses decreased $380,000 (23%) from 2008 mainly as a result of reductions of $238,000 in employee compensation and benefits and $128,000 in professional fees. Professional fees in 2008 included expenses incurred as the company considered possible strategic alternatives to increase shareholder value.

In the third quarter of 2009, the Company and Michael Ferrantino, Sr., the Chief Executive Officer ("CEO") and a Director of the Company at that time, entered into a Retirement Agreement and General Release. Effective October 31, 2009, Mr. Ferrantino resigned as CEO and a Director of the Company. Pursuant to the Retirement Agreement, the Company paid Mr. Ferrantino a lump sum retirement payment of $265,225 on November 9, 2009 and Mr. Ferrantino agreed to a one year non-compete provision, an eighteen month non-solicitation provision and a general release of claims.

Research and development expenses increased $16,000 (3%) over the 2008 amount primarily as a result of an increase in depreciation expense of $9,000 and operating supplies of $4,000.

During 2009 interest income decreased $160,000 (83%) from 2008 as a result of the average invested cash balance being approximately $4.6 million lower in 2009 compared to 2008 and the effect of interest rates being approximately 1.5 percentage points lower during 2009. In the 4th quarter of 2008, the Company paid a special one-time cash dividend totaling $6,447,000.

The combined federal and state income tax rate for 2009 is 29% compared to 45% in 2008. The 2009 rate differs from the expected combined rate of 40% mainly due to the effects of non-deductible stock option and meals and entertainment expenses. The 2008 rate differs from the expected combined rate of 40% mainly due to the effects of non-deductible stock option and meals and entertainment expenses and the federal tax effects of state tax operating losses utilized.

We reported an operating loss of $332,000 in 2009 compared to an operating profit of $1,136,000 in 2008. The decrease in operating profit of $1,467,000 results from a $1,608,000 reduction in gross profit partially offset by a $141,000 reduction in operating expenses. The lower gross profit was primarily due to the 20% decrease in sales. The reduction in 2009 operating expenses is net of an increase in non-recurring retirement expense of $265,000 expense related to the retirement agreement with the former CEO. Interest income amounted to $32,000 in 2009, compared to $192,000 in 2008. We reported a pre-tax loss of $300,000 during 2009 compared to a pre-tax profit of $1,328,000 in 2008. For 2009, we reported a net loss of $213,000 versus net earnings of $736,000 in 2008.

**Off-Balance Sheet Arrangements**

We do not maintain any off-balance sheet financing arrangements.

### Contractual Obligations

During the normal course of business, we incur certain commitments to make future payments for the purchase of inventory, machinery and equipment and production supplies based on our projected requirements. At December 31, 2009, we had outstanding purchase commitments approximating $1,574,000, all of which we expect to be fulfilled in 2010. At December 31, 2009, we had no contractual obligations for capital leases, no material contractual obligation for operating leases and no long-term debt.

### Recent accounting pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued ASC 105-10, "Generally Accepted Accounting Principles – Overall" ("ASC 105-10"). ASC 105-10 establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. generally accepted accounting principles. The Company adopted this standard effective June 29, 2009 and such adoption did not have a material impact on the Company's consolidated results of operations or financial condition.

Effective January 1, 2008, the Company adopted FASB ASC 820-10, "Fair Value Measurements and Disclosures – Overall" ("ASC 820-10") with respect to its financial assets and liabilities. In February 2008, the FASB issued updated guidance related to fair value measurements, which is included in the Codification in ASC 820-10-55, "Fair Value Measurements and Disclosures – Overall – Implementation Guidance and Illustrations". The updated guidance provided a one year deferral of the effective date of ASC 820-10 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. The Company adopted the provisions of ASC 820-10 for non-financial assets and non-financial liabilities effective January 1, 2009, and such adoption did not have a material impact on the Company's consolidated results of operations or financial condition.

During the second quarter of 2009, the Company adopted ASC 855, "Subsequent Events" ("ASC 855"). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The adoption of ASC Topic 855 did not have a material impact on the Company's consolidated results of operations or financial condition.

## Quantitative and Qualitative Disclosures about Market Risk

Our cash balances in excess of operating requirements are currently invested in money market accounts. These money market accounts are subject to interest rate risk and interest income will fluctuate in relation to general money market rates. Based on the cash and cash equivalent balance at December 31, 2009, and assuming the balance was totally invested in money market instruments for the full year, a hypothetical 1% point increase or decline in interest rates would result in an approximate $40,500 increase or decrease in interest income.

We purchase certain inventory from and sell product in foreign countries. As these activities are currently transacted in U.S. dollars, they are not subject to foreign currency exchange risk. However, significant fluctuation in the currencies where we purchase inventory or sell product could make the U.S. dollar equivalent of such transactions more or less favorable to us and the other involved parties.

**Valpey-Fisher Corporation**
**Consolidated Balance Sheets**

| December 31, | 2009 | 2008 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 4,052,721 | $ 4,514,985 |
| Receivables, net | 1,743,494 | 1,631,041 |
| Inventories, net | 1,105,417 | 1,376,350 |
| Deferred income taxes | 848,021 | 825,523 |
| Other current assets | 110,932 | 40,038 |
| Total current assets | 7,860,585 | 8,387,937 |
| Property, plant and equipment, at cost: | | |
| Land and improvements | 226,505 | 226,505 |
| Buildings and improvements | 2,058,873 | 2,058,873 |
| Machinery and equipment | 9,328,008 | 8,971,689 |
| | 11,613,386 | 11,257,067 |
| Less accumulated depreciation | 10,127,624 | 9,748,875 |
| | 1,485,762 | 1,508,192 |
| Other assets | 202,502 | 190,132 |
| | $ 9,548,849 | $ 10,086,261 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 948,799 | $ 605,851 |
| Accrued liabilities | 861,145 | 1,610,802 |
| Total current liabilities | 1,809,944 | 2,216,653 |
| Deferred income taxes | 175,171 | 149,722 |
| Commitments and contingencies | — | — |
| Stockholders' equity: | | |
| Preferred stock, $1.00 par value-Authorized 1,000,000 shares; issued, none | — | — |
| Common stock, $.05 par value-Authorized 10,000,000 shares; issued and outstanding: 4,297,898 and 4,297,898 shares, respectively | 214,895 | 214,895 |
| Capital surplus | 5,666,925 | 5,609,608 |
| Retained earnings | 1,681,914 | 1,895,383 |
| Total stockholders' equity | 7,563,734 | 7,719,886 |
| | $ 9,548,849 | $ 10,086,261 |

See notes to consolidated financial statements.

**Valpey-Fisher Corporation**
**Consolidated Statements of Operations**

| For the Years Ended December 31, | 2009 | 2008 |
|---|---|---|
| Net sales | $ 10,378,206 | $ 13,020,834 |
| Cost of sales | 6,925,823 | 7,960,198 |
| Gross profit | 3,452,383 | 5,060,636 |
| Selling and advertising expenses | 1,612,622 | 1,653,977 |
| General and administrative expenses | 1,279,301 | 1,659,760 |
| Retirement agreement | 265,225 | — |
| Research and development expenses | 627,100 | 611,321 |
| | 3,784,248 | 3,925,058 |
| Operating profit (loss) | (331,865) | 1,135,578 |
| Interest income | 31,796 | 192,226 |
| Earnings (loss) before income taxes | (300,069) | 1,327,804 |
| Income tax (expense) benefit | 86,600 | (592,000) |
| Net earnings (loss) | $ (213,469) | $ 735,804 |
| Basic and diluted earnings (loss) per share | $ (.05) | $ .17 |
| Cash dividend per share | $ — | $ 1.50 |

See notes to consolidated financial statements.

**Valpey-Fisher Corporation**
**Consolidated Statements of Cash Flows**

| For the Years Ended December 31, | 2009 | 2008 |
|---|---|---|
| **Cash Flows from Operating Activities:** | | |
| Net earnings (loss) | $ (213,469) | $ 735,804 |
| Adjustments to reconcile net earnings (loss) to net cash provided (used) by operating activities: | | |
| Depreciation | 378,749 | 422,339 |
| Provisions for inventory | 188,775 | 178,715 |
| Deferred income taxes | (103,100) | (38,891) |
| Stock based compensation | 57,317 | 71,456 |
| Changes in operating assets and liabilities: | | |
| Receivables, net | (112,453) | 306,910 |
| Inventories, net | 82,158 | (280,852) |
| Other current assets | (70,894) | 21,532 |
| Accounts payable and accrued liabilities | (212,181) | (46,942) |
| Net cash provided (used) by operating activities of continuing operations | (5,098) | 1,191,356 |
| Deferred income taxes | 59,600 | 27,190 |
| Change in accrued liabilities | (148,077) | (67,519) |
| Net cash (used) by operating activities of discontinued operations | (88,477) | (40,329) |
| Net cash provided (used) by operating activities | (93,575) | 1,151,027 |
| **Cash Flows from Investing Activities:** | | |
| Capital expenditures | (356,319) | (214,929) |
| Other | (12,370) | (11,673) |
| Net cash (used) by investing activities | (368,689) | (226,602) |
| **Cash Flows from Financing Activities:** | | |
| Dividend paid | — | (6,446,847) |
| Stock options exercised | — | 68,678 |
| Purchases of common stock | — | (32,293) |
| Net cash (used) by financing activities | — | (6,410,462) |
| Net (Decrease) in Cash and Cash Equivalents | (462,264) | (5,486,037) |
| Cash and Cash Equivalents at beginning of year | 4,514,985 | 10,001,022 |
| Cash and Cash Equivalents at end of year | $ 4,052,721 | $ 4,514,985 |
| Supplemental Disclosures of Cash Flow Information Cash paid during the year by continuing operations for income taxes | $ 87,500 | $ 525,000 |

See notes to consolidated financial statements.

**Valpey-Fisher Corporation**
**Consolidated Statements of Stockholders' Equity**

| | Common Stock | | Capital | Retained |
|---|---|---|---|---|
| | **Shares** | **Amount** | **Surplus** | **Earnings** |
| **Balance, January 1, 2008** | 4,282,503 | $ 214,125 | $ 5,502,538 | $ 7,606,426 |
| Net earnings | — | — | — | 735,804 |
| Exercise of stock options | 23,200 | 1,160 | 67,517 | — |
| Stock based compensation | — | — | 71,456 | — |
| Dividend paid ($1.50 per share) | — | — | — | (6,446,847) |
| Purchases and retirement of common stock | (7,805) | (390) | (31,903) | — |
| **Balance, December 31, 2008** | 4,297,898 | 214,895 | 5,609,608 | 1,895,383 |
| Net (loss) | — | — | — | (213,469) |
| Stock based compensation | — | — | 57,317 | — |
| **Balance, December 31, 2009** | 4,297,898 | $ 214,895 | $ 5,666,925 | $ 1,681,914 |

See notes to consolidated financial statements.

**Valpey-Fisher Corporation**
**Notes to Consolidated Financial Statements**

**(1) Description of Business** – Valpey-Fisher Corporation (the Company), a Maryland corporation, is involved in the design, production, import, and sale of quartz crystals and oscillators marketed primarily to customers operating in the telecommunications industry and the design, production and sale of ultrasonic transducer devices.

**(2) Summary of Significant Accounting Policies:**

**Principles of consolidation** – The accompanying consolidated financial statements include the accounts of Valpey-Fisher Corporation and its wholly owned subsidiary, Matec International, Inc. Significant intercompany balances and transactions have been eliminated in consolidation.

**Use of estimates** – The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates. Estimates include reserves for accounts receivable and inventory, useful lives of property, plant and equipment, accrued liabilities, deferred income taxes and assumptions used to calculate stock compensation expense. Actual results could differ from those estimates.

**Fair value of financial instruments** – The carrying amounts of cash, cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of their short-term nature.

**Cash equivalents** – The Company considers all highly liquid money market investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates market value.

**Accounts receivable** – Trade accounts receivable are recorded at the invoiced amount and do not bear interest. An allowance for doubtful accounts is maintained for potential credit losses based upon the Company's expected collectability of all accounts receivable. The Company determines the allowance based on numerous factors including the customer's financial condition and collection history, and current economic trends. Account balances are charged-off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

**Concentration of credit risk** – Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents primarily in money market accounts and reduces its exposure to credit risk by maintaining such accounts with high quality financial institutions. At December 31, 2009, approximately $1,460,000 of the Company's cash and cash equivalents balance were in excess of the applicable insurance limits. Concentrations of credit risk with respect to accounts receivable are primarily due to customers with large outstanding balances. At December 31, 2009, one customer represented about 17% of the Company's accounts receivable. At December 31, 2008, two customers represented about 17% and 11%, respectively, of the Company's accounts receivable. To reduce credit risk, the Company performs ongoing credit evaluations of its customers, but generally does not require advance payments or collateral. The Company maintains an allowance for doubtful accounts based upon the expected collectability of such receivables.

**Inventories** – Inventories are stated at the lower of cost or market and are determined by the first-in, first out method (FIFO).

**Property, plant and equipment** – The Company uses the straight-line method of providing for depreciation of property, plant and equipment for financial reporting purposes and accelerated methods for tax purposes. The estimated lives used to compute depreciation are as follows: land improvements – 10 years, building and improvements - 15 to 40 years and machinery and equipment – 3 to 10 years.

Expenditures for additions, renewals and betterments of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

**Revenue recognition** – Revenue is recognized when an agreement of sale exists, product delivery has occurred, title has passed, pricing is fixed or determinable, and collection is reasonably assured.

**Research and development** – Research and development costs are expensed as incurred.

**Advertising** - Advertising costs are expensed as incurred. Advertising expenses were $83,200 in 2009 and $106,400 in 2008.

**Income taxes** – The Company computes deferred income taxes based on the differences between the financial statement and tax basis of assets and liabilities using enacted rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The tax effect of the differences between stock compensation expense for financial statement and income tax purposes is charged or credited to capital surplus.

**Earnings (loss) per share** – Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period, plus the net incremental shares that would be issued using the treasury stock method assuming dilutive outstanding stock options were exercised, except when anti-dilutive. The computation of diluted earnings per share excludes stock options with an exercise price in excess of the average market price as they are anti-dilutive. In calculating diluted earnings per share, the dilutive effect of stock options is computed using the average market price for the respective period.

**Stock-based compensation** – The Company measures stock based compensation cost at the grant date based on the fair value of the award. The cost is recognized as an expense, net of estimated forfeitures, on a straight line basis, over the vesting period. The Company calculates the grant-date fair value using the Black-Scholes valuation model. The valuation model requires the Company to make estimates of assumptions for expected volatility, expected term, risk-free interest rate, and expected dividend.

**Valpey-Fisher Corporation**
**Notes to Consolidated Financial Statements (continued)**

The Company recorded the following stock-based compensation expense in the Consolidated Statement of Operations (in thousands):

| | 2009 | 2008 |
|---|---|---|
| Cost of sales | $ 14 | $ 20 |
| Selling and advertising | 15 | 16 |
| General and administrative | 18 | 24 |
| Research and development | 10 | 11 |
| Pre-tax stock-based compensation expense | 57 | 71 |
| Income tax (benefit) | (4) | (5) |
| Net stock-based compensation expense | $ 53 | $ 66 |

See Note 9 for additional information relating to stock-based compensation.

**Comprehensive income (loss)** – Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For the years ended December 31, 2009 and 2008 the Company had no items of other comprehensive income (loss).

**Reclassifications** – In the Consolidated Statements of Cash Flows, certain amounts for 2008 have been reclassified to conform to the current year presentation.

**Recent accounting pronouncements –**

In June 2009, the Financial Accounting Standards Board ("FASB") issued ASC 105-10, "Generally Accepted Accounting Principles – Overall" ("ASC 105-10"). ASC 105-10 establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. generally accepted accounting principles. The Company adopted this standard effective June 29, 2009 and such adoption did not have a material impact on the Company's consolidated results of operations or financial condition.

Effective January 1, 2008, the Company adopted FASB ASC 820-10, "Fair Value Measurements and Disclosures – Overall" ("ASC 820-10") with respect to its financial assets and liabilities. In February 2008, the FASB issued updated guidance related to fair value measurements, which is included in the Codification in ASC 820-10-55, "Fair Value Measurements and Disclosures – Overall – Implementation Guidance and Illustrations". The updated guidance provided a one year deferral of the effective date of ASC 820-10 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. The Company adopted the provisions of ASC 820-10 for non-financial assets and non-financial liabilities effective January 1, 2009, and such adoption did not have a material impact on the Company's consolidated results of operations or financial condition.

During the second quarter of 2009, the Company adopted ASC 855, "Subsequent Events" ("ASC 855"). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The adoption of ASC Topic 855 did not have a material impact on the Company's consolidated results of operations or financial condition.

**(3) Receivables, net:** Receivables, net of allowances, consist of the following:

| | 2009 | 2008 |
|---|---|---|
| Accounts receivables, less allowance for doubtful accounts of $100,000 in 2009 and $105,000 in 2008 | $1,672,894 | $1,631,041 |
| Refundable income taxes | 70,600 | — |
| | $1,743,494 | $1,631,041 |

**(4) Inventories, net:** Inventories, net of reserves, consist of the following:

| | 2009 | 2008 |
|---|---|---|
| Raw materials | $ 634,334 | $ 903,051 |
| Work in process | 182,020 | 149,760 |
| Finished goods | 289,063 | 323,539 |
| | $1,105,417 | $1,376,350 |

At December 31, 2009 and 2008, inventories are presented net of inventory reserves of $1,200,000 and $1,050,000, respectively.

**(5) Income Taxes:** The provision (benefit) for income taxes for continuing operations consisted of the following:

| | 2009 | 2008 |
|---|---|---|
| Current: | | |
| Federal | $ 2,500 | $ 603,700 |
| State | 14,000 | — |
| | 16,500 | 603,700 |
| Deferred: | | |
| Federal | (66,525) | (136,200) |
| State | (36,575) | 132,500 |
| | (103,100) | (3,700) |
| Valuation allowance | — | (8,000) |
| Total | $ (86,600) | $ 592,000 |

The total income tax provision for continuing operations differs from that computed by applying the federal income tax rate to income before income taxes. The reasons for the difference are as follows:

| | 2009 | 2008 |
|---|---|---|
| Income taxes at statutory rates | $(102,000) | $ 451,500 |
| State income taxes, net of federal tax effect | (14,900) | (27,400) |
| Stock based compensation | 16,200 | 20,100 |
| Federal tax effect of state tax operating losses utilized | — | 115,200 |
| Change in valuation allowance | — | (8,000) |
| Other, net | 14,100 | 40,600 |
| | $ (86,600) | $ 592,000 |

The tax effects of significant items comprising the Company's deferred tax assets and liabilities as of December 31, 2009 and 2008 are as follows:

| | 2009 | 2008 |
|---|---|---|
| Deferred tax assets: | | |
| Inventory valuation | $ 676,700 | $ 575,600 |
| Accruals and allowances | 152,200 | 235,100 |
| Stock compensation | 16,700 | 14,800 |
| State tax loss carryforward | 2,400 | — |
| Net deferred tax assets | 848,000 | 825,500 |
| Deferred tax liabilities: | | |
| Depreciation | 175,200 | 149,700 |
| Total deferred tax liabilities | 175,200 | 149,700 |
| Net deferred tax assets | $ 672,800 | $ 675,800 |

At December 31, 2009 and 2008, the Company had no reserves for unrecognized tax benefits on the balance sheet. During 2009 the Company's tax return for 2007 was examined by the Internal Revenue Service which resulted in no changes to the tax return. The federal income tax return for 2008 and the Massachusetts tax returns for 2006 through 2008 are open tax years. The Company's policy is to include interest expense on underpayments of income taxes in our income tax provision whereas penalties are included in general and administrative expense.

**(6) Profit Sharing and Savings Plan:** The Company has a profit sharing 401(k) plan that covers all qualified employees. Under the profit sharing section of the plan, the Company may make contributions to the plan at the discretion of the Board of Directors. Profit sharing expense amounted to $ 0 in 2009 and $29,900 in 2008. Under the 401(k) section of the plan, the Company matched 50% of employee contributions up to 6% of compensation. Total Company contributions charged to operations were approximately $80,200 in 2009 and $84,000 in 2008.

**(7) Accrued Liabilities:** Accrued liabilities consist of the following items:

| | 2009 | 2008 |
|---|---|---|
| Employee compensation | $ 250,900 | $ 688,000 |
| Environmental costs | 166,300 | 314,400 |
| Profit sharing 401(k) | 99,900 | 84,200 |
| Professional fees | 90,000 | 110,000 |
| Commissions | 51,200 | 93,600 |
| Other | 202,845 | 320,602 |
| | $ 861,145 | $1,610,802 |

In 1998, the Company sold all the assets of a subsidiary located in New Jersey which is reported as a Discontinued Operation in the financial statements. As a result of this sale, the Company was required to perform environmental cleanup at this site. As of December 31, 2009, a total of $1,560,000 has been expensed for the cleanup and $166,300 is accrued for expenses relating to the cleanup.

**(8) Debt:** At December 31, 2009, the Company had no outstanding credit arrangements with banks or any other financial institution.

**(9) Stockholders' Equity:** The Company has 4,297,898 shares of its $.05 par value Common Stock outstanding at December 31, 2009 and 2008, respectively.

At December 31, 2009, under prior authorizations from the Board of Directors, the Company is authorized to purchase up to an additional 219,700 shares of stock through the open market or negotiated transactions.

The Company has four Stock Option Plans that originally allowed for the granting of options to officers, key employees, and other individuals to purchase a maximum of 1,000,000 shares of the Company's common stock. On September 30, 2008, shareholders approved amendments to the four stock option plans to adjust the number of options allowed by these plans by an aggregate of 387,215 to offset the expected decline in market value of the Company's common stock as a result of a special cash dividend of $1.50 per share approved by the Board of Directors on August 7, 2008 and payable on October 17, 2008. Stock-based compensation expense was not affected by this adjustment.

The option price and terms are recommended by the Company's Compensation Committee to the Company's Board of Directors for approval. The options granted may qualify as incentive stock options ("ISO's"). Options granted prior to December 31, 2005 generally vested 20% on each of the first, second, third, fourth, and fifth anniversaries of the date of grant with a contractual life of ten years. Options granted after December 31, 2005 have vested 33% on each of the first, second and third anniversaries of the date of grant and have a contractual life of five years. The Company issues new shares upon the exercise of stock options. At December 31, 2009, options for 95,040 shares remain available for future grants under the Plans and 887,891 common shares are reserved for issuance upon exercise of the outstanding stock options.

The estimated fair value of each option granted in 2009 and 2008 was determined on the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions for stock option grants:

| | 2009 | 2008 |
|---|---|---|
| Expected dividend yield | 0% | 0% |
| Risk-free interest rate | 2.3% | 1.9% |
| Expected life of options in years | 4.7 | 4.8 |
| Assumed volatility | 46% | 46% |

The risk-free interest rate is based on the yield on zero-coupon U.S. treasury securities at the time of grant for a period commensurate with the expected term. The expected volatility is calculated using the Black-Scholes model based on weighted-average historic prices for a period commensurate with the expected term. The expected term of the option is determined by using historical data.

**Valpey-Fisher Corporation**
**Notes to Consolidated Financial Statements (continued)**

A summary of the status of the Company's stock option plans as of December 31, 2009 and 2008, and changes during the years then ended is presented below:

| | 2009 | | 2008 | |
|---|---|---|---|---|
| | Number of shares | Weighted-Average Exercise Price | Number of shares | Weighted-Average Exercise Price |
| Outstanding, January 1 | 823,265 | $1.45 | 460,250 | $3.43 |
| Granted | 75,000 | 1.39 | 20,000 | 2.83 |
| Exercised | — | — | (23,200) | 2.96 |
| Forfeited | (10,374) | 1.26 | (21,000) | 3.59 |
| Special dividend adjustment | — | — | 387,215 | 1.45 |
| Outstanding, December 31 | 887,891 | $1.45 | 823,265 | $1.45 |
| Exercisable, December 31 | 757,149 | $1.46 | 699,952 | $1.47 |

The weighted average grant date fair value of options granted in 2009 and 2008 was $0.58 and $1.20, respectively. As of December 31, 2009, the intrinsic value (the difference between the exercise price and the market price) for all outstanding options was $154,956 and the intrinsic value for all options exercisable was $138,693. The total intrinsic value of all options exercised during the year ended December 31, 2008 was $27,776.

The following table summarizes information about fixed stock options outstanding and exercisable at December 31, 2009:

| | Options Outstanding | | | Options Exercisable | | |
|---|---|---|---|---|---|---|
| Range of exercise prices | Number | Weighted Average Exercise Price | Weighted Average Remaining Life in Years | Number | Weighted Average Exercise Price | Weighted Average Remaining Life in Years |
| $1.09 -1.34 | 367,002 | $ 1.22 | 4.6 | 319,453 | $ 1.21 | 4.5 |
| $1.36 -1.72 | 484,764 | 1.38 | 0.9 | 401,571 | 1.37 | 0.2 |
| $4.62 | 36,125 | 4.62 | 0.8 | 36,125 | 4.62 | 0.8 |
| | 887,891 | $ 1.45 | 2.4 | 757,149 | $ 1.46 | 2.0 |

A summary of the status of the Company's nonvested stock options as of December 31, 2009 and the changes during the year then ended is as follows:

| | Shares | Weighted-Average Grant-Date Fair Value |
|---|---|---|
| Nonvested at December 31, 2008 | 123,313 | $ 1.70 |
| Granted | 75,000 | .58 |
| Vested | (66,533) | 1.71 |
| Forfeited | (1,038) | 1.82 |
| Nonvested at December 31, 2009 | 130,742 | $ 1.05 |

At December 31, 2009, there was approximately $63,900 of total unrecognized compensation cost related to nonvested stock options granted. That cost is expected to be recognized as follows: $33,800 in 2010, $19,400 in 2011 and $10,700 in 2012.

**(10) Earnings (Loss) Per Share:** The computation of basic and diluted earnings (loss) per share is as follows:

| | 2009 | 2008 |
|---|---|---|
| **Basic:** | | |
| Net earnings (loss) | $ (213,469) | $ 735,804 |
| Weighted average shares outstanding | 4,297,898 | 4,285,096 |
| Basic earnings (loss) per share | $ (.05) | $ .17 |
| **Diluted:** | | |
| Net earnings (loss) | $ (213,469) | $ 735,804 |
| Weighted average shares outstanding | 4,297,898 | 4,285,096 |
| Diluted effect of stock options outstanding, using the treasury stock method | — | 102,625 |
| Diluted weighted average shares outstanding | 4,297,898 | 4,387,721 |
| Diluted earnings (loss) per share | $ (.05) | $ .17 |

In 2009 stock options to purchase 887,891 common shares were not included in the computation of "Diluted Earnings (Loss) per Share" because of the anti-dilutive effect of the options since the Company reported a net loss. In 2008 stock options to purchase 53,415 common shares were not included in the computation of "Diluted Earnings (Loss) per Share" because the exercise price was greater than the average market price.

**Valpey-Fisher Corporation**
**Notes to Consolidated Financial Statements (continued)**

**(11) Industry Segment:** The Company operates in one segment: the design, production, import, and sale of quartz crystals and oscillators and ultrasonic transducer devices.

Export sales to foreign markets, based on the location of the customer, are as follows:

| | 2009 | 2008 |
|---|---|---|
| Asia Pacific | $2,209,500 | $2,419,700 |
| Mexico | 394,900 | 865,900 |
| Europe and Middle East | 581,200 | 691,700 |
| Canada | 278,800 | 363,900 |
| Other | 34,300 | 29,800 |
| | $3,498,700 | $4,371,000 |

**(12) Concentration Risks:** One customer accounted for approximately 12% and 17% of net sales in 2009 and 2008, respectively.

Products manufactured by one supplier accounted for approximately 14% and 10% of our revenue in 2009 and 2008, respectively.

**(13) Quarterly Financial Data (unaudited):** Selected unaudited quarterly financial data for 2009 and 2008 is set forth below:

| 2009 | First | Second | Third | Fourth |
|---|---|---|---|---|
| | (in thousands, except per share data) | | | |
| Net sales | $ 2,582 | $ 2,496 | $ 2,502 | $ 2,798 |
| Gross profit | 849 | 815 | 881 | 908 |
| Earnings (loss) before income taxes | (44) | (57) | (257) | 59 |
| Net earnings (loss) | $ (16) | $ (82) | $ (138) | $ 23 |
| Basic and diluted earnings per share | $ — | $ (.02) | $ (.03) | $ .01 |

| 2008 | First | Second | Third | Fourth |
|---|---|---|---|---|
| | (in thousands, except per share data) | | | |
| Net sales | $ 3,455 | $ 3,262 | $ 3,346 | $ 2,958 |
| Gross profit | 1,413 | 1,316 | 1,348 | 984 |
| Earnings before income taxes | 373 | 380 | 394 | 181 |
| Net earnings | $ 209 | $ 207 | $ 197 | $ 123 |
| Basic and diluted earnings per share | $ .05 | $ .05 | $ .05 | $ .03 |

The third quarter of 2009 includes $265,255 of expense relating to a retirement agreement and general release with the former Chief Executive Officer of the Company.

Earnings (loss) per share calculations for each of the quarters is based on the weighted average number of shares outstanding for each period and the sum of the quarters may not necessarily be equal to the full year's earnings (loss) per share amounts.

**(14) Commitments and Contingencies**: During the normal course of business, the Company incurs certain commitments to make future payments for the purchase of inventory, machinery and equipment and production supplies based on its projected requirements. At December 31, 2009, the Company has outstanding purchase commitments approximating $1,574,000, all of which are expected to be fulfilled in 2010.

In connection with the sale of its Bergen Cable Technologies, Inc. subsidiary in 1998, the Company was required to perform environmental cleanup at this site (see Note 7).

**(15) Subsequent Events:** The Company has evaluated all subsequent events through the date these financial statements are being filed with the Securities & Exchange Commission, and has determined there were no events or transactions deemed to be reportable.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Valpey-Fisher Corporation

We have audited the accompanying consolidated balance sheets of Valpey-Fisher Corporation (a Maryland corporation) and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Valpey-Fisher Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ Stowe & Degon, LLC

Westborough, Massachusetts
February 22, 2010

**Common Stock Information**

Since October 28, 2008, our common stock has been listed and traded on the NASDAQ Capital Market under the symbol VPF. Prior to October 28, 2008, our common stock had been listed and traded on the American Stock Exchange under the symbol VPF. The range of high and low prices each quarter for the past two years is shown below:

| For the years ended December 31, | 2009 | | 2008 | |
|---|---|---|---|---|
| | High | Low | High | Low |
| 4th quarter | $1.59 | $1.20 | $4.79 | $0.91 |
| 3rd quarter | 1.60 | 1.10 | 4.86 | 2.94 |
| 2nd quarter | 1.58 | 1.00 | 5.30 | 3.80 |
| 1st quarter | 1.95 | 0.91 | 5.10 | 3.85 |

No dividend was paid in 2009. On October 17, 2008, we paid a special one-time cash dividend in the amount of $1.50 per share to shareholders of record on October 6, 2008.

The number of stockholders of record on March 10, 2010 was 591. This number does not include stockholders for whom shares are held in a "nominee" or "street" name.

**Annual Meeting**

The Annual Meeting of Stockholders will be held at 10:00 a.m. on Thursday May 13, 2010, at our headquarters at 75 South Street, Hopkinton, MA 01748.

**Transfer Agent and Registrar**

Computershare Trust Company, N.A.
P.O. Box 43070
Providence, RI 02940-3070
(800) 962-4284
www.computershare.com

**Shareholder Inquiries**

Shareholders of record should contact our transfer agent regarding any changes in address, transfers of stock, replacement of lost stock certificates, or account consolidation.

## Corporate Information

### Board of Directors

Mario Alosco
Partner
Mainstay Partners, Inc.
(Executive search consultants)

Gary Ambrosino
Managing Director
clearValue strategies
(Management consulting)

Richard W. Anderson
President and Chief Investment Officer
Massachusetts Capital Resource Company
(Private investment company)

Michael J. Ferrantino, Jr.
President and Chief Executive Officer
Valpey-Fisher Corporation

Eli Fleisher
Investor

Lawrence Holsborg
Investor

Steven Schaefer
Vice President
Cobham Mergers, Acquisitions and Integration
(Aerospace and defense systems)

Ted Valpey, Jr.
Chairman of the Board
Valpey-Fisher Corporation

### Officers

Ted Valpey, Jr.
Chairman of the Board

Michael J. Ferrantino, Jr.
President and Chief Executive Officer

Michael J. Kroll
Vice President, Treasurer and Chief Financial Officer

Dan Nehring
Vice President of Engineering

Walt Oliwa
Senior Vice President Engineering

Peter Anterni
Director of Operations

Edward Flamand
Controller

Mario Alosco
Secretary

### General Counsel

Shapiro Forman Allen & Sava LLP
380 Madison Avenue
New York, New York 10017

### Auditors

Stowe & Degon, LLC
95A Turnpike Road
Westborough, Massachusetts 01581

**Valpey-Fisher Corporation**
75 South Street
Hopkinton, MA 01748-2284
(800) 982-5737
(508) 435-6831
www.valpeyfisher.com